SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,453,186
	8	SHARED VOTING POWER 7,398,636
	9	SOLE DISPOSITIVE POWER 10,441,662
	10	SHARED DISPOSITIVE POWER 7,398,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,564,295
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barnes & Noble College Booksellers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,467,934
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,467,934
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,467,934
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 067774109

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by Leonard Riggio and Barnes & Noble College Booksellers, Inc., a New York corporation owned by Mr. Riggio and his wife, Louise Riggio, (“B&N College”, and together with Mr. Riggio, the “Reporting Persons”), to amend and supplement the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 4.	Purpose of Transaction
This Amendment No. 10 relates to the Stock Purchase Agreement, dated as of August

7, 2009 ( the “Purchase Agreement”), among the Company, Leonard Riggio, and Louise Riggio, providing for the acquisition (the “Acquisition”) by the Company of 100% of the issued and outstanding Class A Common Shares, no par value, of B&N College (the “College Shares”), representing 100% of the outstanding equity interests in B&N College. Upon closing of the Acquisition, B&N College will become a wholly-owned subsidiary of the Company. The purchase price to be paid by the Company for the College Shares will be $596,000,000, payable $346,000,000 in cash and $250,000,000 in subordinated promissory notes of which $100,000,000 will mature on December 15, 2010 and $150,000,000 will mature on the fifth anniversary of the Closing Date (as defined in the Purchase Agreement). The notes will bear interest at a per annum rate of 8% and 10%, respectively.

Prior to the Closing Date, the 5,467,934 shares of the Common Stock held by B&N College will be transferred to one or more entities controlled by Mr. Riggio and his wife, except that some of such shares may be distributed to management of B&N College in payment of bonuses in connection with the Acquisition. Other than the shares of Common Stock distributed to employees as bonuses, if any, the Acquisition will not affect the beneficial ownership of Common Stock by Mr. Riggio. After the Closing Date, B&N College shall no longer beneficially own any Common Stock.

The description of the Purchase Agreement contained in this Amendment No. 10 is qualified in its entirety by reference to such Agreement, a copy of which is included as Exhibit 1 to this Amendment No. 10.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of August 10, 2009, Mr. Riggio is the beneficial owner of 18,564,295 shares, or 32.0%, of the Common Stock, 11,524 of which are restricted shares and 990,740 of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment No. 10. Mr. Riggio is the direct beneficial owner of 11,417,388 shares of Common Stock, including the aforementioned restricted shares and the shares issuable upon the exercise of the aforementioned stock options. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except for (i) 964,202 of the shares issuable upon the exercise of stock options which he holds for the benefit of his brother Stephen Riggio pursuant to an agreement between them dated July 24, 2002, with Mr. Riggio and his brother

CUSIP No. 067774109

Stephen sharing voting and dispositive power with respect to such shares, and (ii) Mr. Riggio has no power to dispose of the 11,524 restricted shares until such time as they vest. Mr. Riggio is the indirect beneficial owner of the 5,467,934 shares of Common Stock owned by B&N College and, together with his wife, has the power to direct the vote and disposition of the shares owned by B&N College. Mr. Riggio is the indirect beneficial owner of 966,500 shares of Common Stock as a co-trustee of The Riggio Foundation, a charitable trust. Mr. Riggio shares the power to vote and dispose of such shares with his wife, who is the other co-trustee of The Riggio Foundation. An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock). Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented to include the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

1. Stock Purchase Agreement, dated as of August 7, 2009, among Barnes & Noble, Inc., Leonard Riggio and Louise Riggio (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Barnes & Noble, Inc. on August 10, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 10, 2009

/s/ Leonard Riggio
Leonard Riggio

BARNES & NOBLE COLLEGE BOOKSELLERS, INC.
By:	/s/ Barry Brover
Name: Barry Brover Title: Vice President, Chief Financial Officer